UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

R1 RCM INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 27th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

  CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,812,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,812,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 152,812,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 92,812,800 shares of Common Stock issuable upon conversion of 232,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 32,032 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,515,603 shares of Common Stock outstanding as of October 28, 2017 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017 and (2) 152,812,800 shares of Common Stock (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 84,047,040 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC , TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities Exchange Commission (the “Commission”) on February 16, 2016, as amended on July 11, 2016, September 9, 2016 and April 3, 2017 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”), formerly known as Accretive Health, Inc.. Initially capitalized terms used in this Amendment No. 4 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement. Except as expressly provided herein, all Items of the Statement remain unchanged.

ITEM 3.  Source or Amount of Funds or Other Consideration.

The second and third paragraphs of Item 3 of this Schedule 13D are hereby amended and restated in its entirety as follows:

Each Reporting Person may be deemed to have acquired beneficial ownership of 140,000,000 shares of Common Stock reported on this Statement on February 16, 2016 pursuant to the Purchase Agreement. The funding for the Purchase was obtained from the Aggregator from the contributed capital of the investment funds managed or advised by TowerBrook Capital Partners L.P. The funding for the Purchase was obtained from Ascension from available cash.

Each Reporting Person may be deemed to have acquired beneficial ownership of the remaining 12,812,800 shares of Common Stock reported on this Statement pursuant to (i) a payment-in-kind dividend of 4,040 shares of Series A Common Stock on the 200,000 shares of Series A Preferred Stock it acquired under the Purchase Agreement (the “July 2016 PIK Dividend”), (ii) a payment-in-kind dividend of 4,120 shares of Series A Preferred Stock on the 204,040 shares of Series A Preferred Stock that it held as of September 30, 2016 as well as a payment-in-kind dividend of 2,000 shares of Series A Preferred Stock for the period beginning on February 16, 2016 and ending on March 31, 2016, that was previously accrued and unpaid (the “October 2016 PIK Dividends”), (iii) a payment-in-kind dividend of 4,203 shares of Series A Common Stock on the 210,160 shares of Series A Preferred Stock that it held as of December 31, 2016 (the “January 2017 PIK Dividend”), (iv) a payment-in-kind dividend of 4,287 shares of Common Stock on the 214,363 shares of Series A Preferred Stock that it held as of March 31, 2017 (the “April 2017 PIK Dividend”) (v) a payment-in-kind dividend of 4,373 shares of Common Stock on the 218,650 shares of Series A Preferred Stock that it held as of June 30, 2017 (the “June 2017 PIK Dividend”), (vi) a payment-in-kind dividend of 4,460 shares of Common Stock on the 223,023 shares of Series A Preferred Stock that it held as of September 30, 2017 (the “September 2017 PIK Dividend”) and (vii) a payment-in-kind dividend of 4,549 shares of Common Stock on the 227,483 shares of Series A Preferred Stock that it held as of December 31, 2017 (the “December 2017 PIK Dividend”). The July 2016 PIK Dividend, October 2016 PIK Dividends, January 2017 PIK Dividend, April 2017 PIK Dividend, June 2017 PIK dividend, September 2017 PIK Dividend and December 2017 PIK Dividend were paid by the Issuer on July 8, 2016, October 1, 2016, January 3, 2017, April 3, 2017, July 3, 2017, October 2, 2017 and January 2, 2018, respectively, in each case pursuant to the Series A CoD.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended by the addition of the following immediately after the first paragraph thereof:

The Reporting Persons are exploring with the Issuer the possible provision of debt and equity financing in connection with a potential acquisition by the Issuer. Any such financing transaction could take any form, and would require appropriate approvals under the Investor Rights Agreement, including Section 2.4(c). Such discussions may be discontinued or restarted at any time. There can be no assurance as to whether any transaction will be agreed, the terms of any such transaction, or the timing of definitive documentation or closing, if any, of any such transaction.

ITEM 5.  Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 152,812,800 shares of Common Stock, including 60,000,000 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 152,812,800 shares of Common Stock issuable upon the conversion of 232,032 shares of Series A Preferred Stock and the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 68,765,760 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 84,047,040 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2018

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

[Signature Page to 13D Amendment]

TOWERBROOK INVESTORS LTD.

By: /s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By: /s/ Anthony J. Speranzo
Name: Anthony J. Speranzo
Title: Executive Vice President & Chief Financial Officer

[Signature Page to 13D Amendment]